UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated December 10, 2019, announcing that partner Beta Bionics, Inc. has received Breakthrough Device designation from the U.S. Food and Drug Administration (FDA) for its iLet™ Bionic Pancreas System. The Breakthrough Designation for the iLet Bionic Pancreas system contemplates configurations with most insulin analogs approved for pumping as well as dasiglucagon, Zealand Pharma’s stable glucagon analog, which has a unique stability profile in a ready-to-use aqueous solution.

Furnished as Exhibit 99.2 is the original press release from Beta Bionics, Inc., as referenced in the Zealand company announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas

	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: December 11, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 10, 2019

99.2	Beta Bionics, Inc. original press release dated December 10, 2019, as referenced in Exhibit 99.1

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